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SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C. SECTION
187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65794

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/20/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFESSIONAL SECURITIES & ADVISORY SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3868 CARSON ST., STE 312
(No. and Street)

TORRANCE, (City) CA (State) 90503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEON S. DILPARE 310-543-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAHLERBRUCH ACCOUNTANY CORPORATION
(Name – *if individual, state last, first, middle name*)

16530 VENTURA BLVD, STE 628 (Address), ENCINO, (City) CA (State) 91436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leon S. DilPare, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Securities & Advisory Services, LLC, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] 8/27/03
Signature

Chief Executive Officer
Title

State of California
County of Los Angeles

Julie Schaffer
Notary Public


JULIE SCHAFFER
COMM. #1346863
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Mar. 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFESSIONAL SECURITIES AND ADVISORY SERVICES, LLC

FINANCIAL STATEMENTS

JUNE 30, 2003

PROFESSIONAL SECURITIES & ADVISORY SERVICES, LLC

TABLE OF CONTENTS
JUNE 30, 2003

DAHLERBRUCH ACCOUNTANCY CORPORATION

Craig Dahlerbruch, CPA
Laurie A. Dahlerbruch, CPA

INDEPENDENT AUDITORS' REPORT

To the Member
of Professional Securities & Advisory Services, LLC
Torrance, California

We have audited the accompanying balance sheet of Professional Securities & Advisory Services, LLC as of June 30, 2003 and the related statement of loss, member's equity, and cash flows for the period from December 20, 2002, inception, to June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Securities & Advisory Services, LLC as of June 30, 2003 and the results of its operations, member's equity, and its cash flows for the period from December 20, 2002, inception, to June 30, 2003 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1, 2, and 3 contain supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dahlerbruch Accountancy Corporation
July 28, 2003

16530 Ventura Boulevard, Suite 628
Encino, California 91436
(818) 990-0434
(818) 990-0466 FAX

PROFESSIONAL SECURITIES AND ADVISORY SERVICES, LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
JUNE 30, 2003

ASSETS

Current assets		
Cash (note 1)	$	50,014
Total current assets		50,014
Other assets		
Deposits (note 6)		50,000
Total other assets		50,000
Total assets	$	100,014

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Due to affiliate	$	4,300
Total liabilities		4,300
Member's equity		95,714
Total liabilities and member's equity	$	100,014

The accompanying notes are an integral part of the financial statements

PROFESSIONAL SECURITIES AND ADVISORY SERVICES, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF LOSS
FOR THE PERIOD FROM DECEMBER 20, 2002 (INCEPTION) TO JUNE 30, 2003

Revenue	$	0
General and administrative expenses		
Taxes and licenses		4,300
Total general and administrative expenses		4,300
Loss before other income and expense		(4,300)
Other income		
Interest income		14
Total other income		14
Net loss	$	(4,286)

The accompanying notes are an integral part of the financial statements

PROFESSIONAL SECURITIES AND ADVISORY SERVICES, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM DECEMBER 20, 2002 (INCEPTION) TO JUNE 30, 2003

Member's equity at December 20, 2002	$	0
Net loss		(4,286)
Contributions		100,000
Member's equity at June 30, 2003	$	95,714

The accompanying notes are an integral part of the financial statements

PROFESSIONAL SECURITIES AND ADVISORY SERVICES, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(4,286)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities:		
Increase in deposits		(50,000)
Increase in due from affiliates		4,300
NET CASH USED BY OPERATING ACTIVITIES		(49,986)
CASH FLOW FROM FINANCING ACTIVITIES		
Member's contributions		100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		100,000
NET INCREASE IN CASH		50,014
Cash at inception		-
CASH AT THE END OF THE YEAR	$	50,014

The accompanying notes are an integral part of the financial statements

PROFESSIONAL SECURITIES & ADVISORY SERVICES, LLC

NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1: Summary of Significant Accounting Policies

History of the Business

Professional Securities & Advisory Services, LLC, the Company, was formed on December 20, 2002 for the purpose of engaging in the securities broker dealer and investment advisor business. The Company has been in the development stage since its formation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of short term investments with original maturities of less than ninety days.

Limited Liability

The member is not personally liable for the Company's debts.

Revenue Recognition

Revenue is recognized when the earnings process is complete.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members. Accordingly, the financial statements do not reflect a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $95,714, which was $90,714 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .04 to 1.

NOTE 3: Fair Value of Financial Instruments

Cash and Cash Equivalents, Receivables and Payables

The carrying amount approximates fair value because of the short-term maturity of those instruments.

NOTE 4: Related Parties

The Company's sole member is Professional Investment Services, LLC (PIS). Under a cost sharing agreement PIS is responsible for certain operating costs incurred by the Company.

In the normal course of business, the Company makes and receives short-term loans with entity under common control. At June 30, 2003 the Company had $4,300 payables to Professional Investment Services, LLC.

Note 5: Uninsured Cash Balances

The Company maintains its cash balances in one bank that is insured by the Federal Deposit Insurance Corporation up to $100,000. Accordingly, entire cash balance is insured at June 30, 2003.

Note 6: Deposits

A $50,000 security deposit is held by the clearing agent for at least three years of initial period of clearing agreement ending April 5, 2006 and will be returned at the termination of the agreement.

PROFESSIONAL SECURITIES AND ADVISORY SERVICES, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Member's equity	$	95,714
Less non-allowable assets:		0
Net capital	$	95,714

AGGREGATE INDEBTEDNESS

Due to affiliates	$	4,300
Total aggregate indebtedness	$	4,300

COMPUTATION OF BASIC NET CAPITAL

Minimum net capital required	$	5,000
Excess net capital	$	90,714
Ratio aggregate indebtedness to net capital		.04 to 1

PROFESSIONAL SECURITIES AND ADVISORY SERVICES, LLC

SCHEDULE 2
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES

AS OF JUNE 30, 2003

Net capital as reported in Company's part II (unaudited) FOCUS report	$	95,714
Adjustments		0
Net capital at June 30, 2003	$	95,714

PROFESSIONAL SECURITIES & ADVISORY SERVICES, LLC

SCHEDULE 3
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2003

EXEMPTIVE PROVISION

The Company claims an exemption for computation of reserve requirements and information for possession or control requirements according to the provisions of Rule 15c3-3(k)(2)(ii).

To the Member of
Professional Securities & Advisory Services, LLC
Torrance, California

In planning and performing our audit of the financial statements and supplemental schedules of Professional Securities & Advisory Services, LLC for the year ended June 30, 2003, we considered its' internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Dahlerbruch Accountancy Corporation

Dahlerbruch Accountancy Corporation
July 28, 2003